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                             November 14, 2023

       Norma Chu
       Chief Executive Officer
       DDC Enterprise Limited
       Room 1601-1602, 16/F, Hollywood Centre
       233 Hollywood Road
       Sheung Wan, Hong Kong

                                                        Re: DDC Enterprise
Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed November 8,
2023
                                                            File No. 333-272689

       Dear Norma Chu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment 6 to Form F-1 Filed on November 8, 2023

       Cover page

   1.                                                   We note your revised
Exhibit 107 and disclosures throughout the filing that you are registering 244,375
Class A Ordinary Shares underlying the underwriters    warrants.
                                                        Please revise your
cover page to discuss these warrants.
       Prospectus Summary
       Our Securities, page 34

   2. We note your disclosure that your shareholders will approve the Share Consolidation of your authorized shares
at a ratio of 1-for-16 shares, which will be effectuated before the consummation of your
initial public offering. If the reverse stock split will occur at or immediately before the
effectiveness of your registration statement, we remind you that in accordance with SAB
Topic 4C, you must revise your financial statements and all related
 Norma Chu
DDC Enterprise Limited
November 14, 2023
Page 2
         disclosures throughout your filing to retro-actively reflect the reverse stock split. If the reverse stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 121

3. We note your disclosures about certain significant short-term and long-term bank borrowings with HSB and BOC on pages 121 and 122, respectively, that these borrowings were each repayable by September 2023. Please update these disclosures given that this prospectus is dated after such dates.
Management
Employment Agreements with Executives, page 170

4. We note that you removed disclosure relating to your agreements with your directors.
         However, we note that you previously filed a form of agreement with your independent directors as Exhibit 10.2. Please revise to discuss.
Exhibit 107 - Calculation of Filing Fee Table, page II-5

5. We note that your Exhibit 107 states that the par value of your Class A ordinary shares is
         $0.0001 per share, while your filing states that it is $0.016. Please revise to clarify. Refer to comment 11 in our letter dated July 7, 2023.
Part II
Information Not Required in Prospectus
Exhibit Index
Exhibit 5.1 - Opinion of Travers Thorp Alberga, page II-5

6. We note the statement that the opinion relates to the offering of certain Class A Ordinary
         shares.    Please have counsel provide a revised opinion that states
the number of shares to
         be offered, including the underwriters    overallotment amount and the
shares underlying
         the underwriters    warrants. Refer to comment 11 in our letter dated
July 7, 2023.
Exhibit 5.3 - Opinion of Grandall Law Firm (Shanghai) regarding certain PRC law matters, page
II-5

7. We note that counsel removed its consent to the reference to its firm under the caption
          Legal Matters.    We further note that counsel did not sign this
opinion. Please have
FirstName LastNameNorma Chu
       counsel file a revised signed opinion that expressly consents to the reference to its firm
Comapany   NameDDC
       under the captionEnterprise Limitedin the prospectus. Refer to comment 13 in our letter
                             Legal Matters
       dated
November   14,July 7, 2023.
                2023  Page 2
FirstName LastName
 Norma Chu
FirstName LastNameNorma   Chu
DDC Enterprise  Limited
Comapany 14,
November  NameDDC
              2023 Enterprise Limited
November
Page 3    14, 2023 Page 3
FirstName LastName
General

8. We note that you have four brands in your portfolio, which include Mengwei. Refer to your U.S. corporate website and your free writing prospectus, filed on November 8, 2023.
         However, we note your disclosures that as of August 2023, all contractual arrangements with Mengwei have been terminated. Please advise or revise.
9. Please tell us how your free writing prospectus, filed on November 8, 2023, complies with
         Rule 433(c)(2) of the Securities Act or revise.
       Please contact Ernest Greene at 202-551-3733 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Lawrence Venick